UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ___)*

Restoration Robotics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76133C 10 3

(CUSIP Number)

Karen Wilson

2710 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(650) 854-8585

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76133C 10 3

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) InterWest Partners IX, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 9,643,950 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,643,950 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,643,950 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

The shares reported herein include (i) 5,355,786 shares of the Common Stock that are held by the Reporting Persons and (ii) up to 4,288,164 shares of Common Stock issuable upon the conversion of the unsecured subordinated convertible promissory note described below (the “Note Conversion Shares”).

(2)

Based on 40,857,012 shares of the Issuer’s Common Stock outstanding as of August 2, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2019, plus the Note Conversion Shares.

CUSIP No. 76133C 10 3

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) InterWest Management Partners IX, LLC (the General Partner of InterWest Partners IX, LP)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 9,643,950 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,643,950 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,643,950 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.4% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	The shares reported herein include (i) 5,355,786 shares of the Common Stock that are held by the Reporting Persons and (ii) the Note Conversion Shares.
(2)	Based on 40,857,012 shares of the Issuer’s Common Stock outstanding as of August 2, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on August 14, 2019, plus the Note Conversion Shares.

CUSIP No. 76133C 10 3

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Gilbert H. Kliman (a Managing Director of InterWest Management Partners IX, LLC)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 13,708 (1)
	8.	Shared Voting Power 9,643,950 (2)
	9.	Sole Dispositive Power 13,708 (1)
	10.	Shared Dispositive Power 9,643,950 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,657,658 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.4% (3)
14.	Type of Reporting Person (See Instructions) IN

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Gilbert H. Kliman that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

(1)	Consists of an option to purchase 13,708 shares of Common Stock that is held by the Reporting Person and immediately exercisable as of the date hereof (the “Kliman Option”).
(2)	The shares reported herein include (i) 5,355,786 shares of the Common Stock that are held by the Reporting Persons and (ii) the Note Conversion Shares.
(3)

Based on 40,857,012 shares of the Issuer’s Common Stock outstanding as of August 2, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on August 14, 2019, plus the Note Conversion Shares and the Kliman Option.

CUSIP No. 76133C 10 3

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Khaled A. Nasr (a Venture Member of InterWest Management Partners IX, LLC)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,643,950 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,643,950 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,643,950 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.4% (2)
14.	Type of Reporting Person (See Instructions) IN

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Khaled A. Nasr that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

(1)	The shares reported herein include (i) 5,355,786 shares of the Common Stock that are held by the Reporting Persons and (ii) the Note Conversion Shares.
(2)	Based on 40,857,012 shares of the Issuer’s Common Stock outstanding as of August 2, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on August 14, 2019, plus the Note Conversion Shares.

CUSIP No. 76133C 10 3

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Arnold L. Oronsky (a Managing Director of InterWest Management Partners IX, LLC)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,643,950 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,643,950 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,643,950 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.4% (2)
14.	Type of Reporting Person (See Instructions) IN

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Arnold L. Oronsky that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

(1)	The shares reported herein include (i) 5,355,786 shares of the Common Stock that are held by the Reporting Persons and (ii) the Note Conversion Shares.
(2)	Based on 40,857,012 shares of the Issuer’s Common Stock outstanding as of August 2, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on August 14, 2019, plus the Note Conversion Shares.

Explanatory Note:

On February 14, 2019, the Reporting Persons (as defined below) filed Amendment No. 2 to Schedule 13G (the “Schedule 13G/A”) relating to 5,355,786 shares of the common stock, $0.0001 par value per share (“Common Stock”), of Restoration Robotics, Inc., a Delaware corporation (the “Issuer”). Since the filing of the Schedule 13G/A, the Reporting Persons have acquired beneficial ownership of more than 20% of the outstanding Common Stock of the Issuer.

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 128 Baytech Drive, San Jose, CA 95134.

Item 2. Identity and Background

(a)	The entities and persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

InterWest Partners IX, LP (“IWP IX”)

InterWest Management Partners IX, LLC (“IMP IX”)

Gilbert H. Kliman (“Kliman”)

Khaled A. Nasr (“Nasr”)

Arnold L. Oronsky (“Oronsky”)

The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The address of the principal place of business for each of the Reporting Persons is 2710 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(c)	The principal business of each of the Reporting Persons is venture capital investment.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship/Place of Organization:

IWP IX:	California
IMP IX:	California
Kliman:	United States
Nasr:	United States
Oronsky:	United States

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock reported herein as having been acquired by the Reporting Persons were acquired pursuant to the purchase of a Note (as defined below) purchased with $2,000,000 from the working capital of IWP IX.

Item 4. Purpose of Transaction

On February 28, 2019, IWP IX purchased an unsecured subordinated convertible promissory note from the Issuer having a principal amount of $2,000,000 (the “Note”). Subject to the conversion provisions set forth in the Note, all principal and accrued interest under the Note were to be due and payable on August 28, 2020. The Note was to be converted into shares of the Issuer’s capital stock effective upon the closing of a Qualified Financing (as defined in the Note). IWP IX holds the Note for investment purposes.

On March 15, 2019, the Issuer filed a Current Report on Form 8-K with the Securities and Exchange Commission (the “SEC”) announcing that it had entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Radiant Merger Sub Ltd., a company organized under the laws of Israel and a directly, wholly-owned subsidiary of the Issuer (“Merger Sub”), and Venus Concept Ltd., a company organized under the laws of Israel (“Venus”). The Merger Agreement provides that, upon the terms and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will be merged with and into Venus (the “Merger”), with Venus continuing as the surviving corporation and a direct wholly-owned subsidiary of the Issuer.

On August 14, 2019, the Issuer issued a press release (the “Press Release”) announcing that it expects the Merger to close in either September or October of 2019.

On August 20, 2019, the Issuer, IWP IX, and Fred Moll entered into an Amendment to Unsecured Subordinated Convertible Promissory Notes (the “Amendment”), which provides that effective immediately following the Effective Time (as defined in the Merger Agreement) and consummation of the Merger, all outstanding principal and any accrued and unpaid interest under the Note shall automatically be converted into shares of Common Stock calculated by dividing the outstanding principal amount of the Note (and any accrued and unpaid interest under the Note) by the Post-Merger Conversion Price (as defined in the Amendment) then in effect. Such Post-Merger Conversion Price shall not be lower than $0.4664 per share (the “Floor Conversion Price”).

As a result of the Press Release and the Amendment, the Reporting Persons believe that they have acquired beneficial ownership of an additional 4,288,164 shares of Common Stock (based on the outstanding principal amount of the Note and the Floor Conversion Price) of the Issuer (the “Note Conversion Shares”), thus causing them to beneficially own an aggregate of 9,643,950 shares of Common Stock.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Note Purchase Agreement, dated February 28, 2019, by and among the Issuer and the parties thereto and the Note filed as Exhibits 4.11 and 4.13, respectively, to the Issuer’s Annual Report on Form 10-K filed with the SEC on March 20, 2019; the Merger Agreement filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 15, 2019; the Press Release filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 14, 2019; and the Amendment filed as Exhibit 4.12 to the Issuer’s Registration Statement on Form S-4, as amended, filed with the SEC on August 23, 2019, each of which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

	IWP IX		IMP IX (1)
Beneficial Ownership	9,643,950		9,643,950
Percentage of Class	21.4	% (3)	21.4	% (3)
Sole Voting Power	9,643,950		9,643,950
Shared Voting Power	0		0
Sole Dispositive Power	9,643,950		9,643,950
Shared Dispositive Power	0		0

	Kliman (2)		Nasr (2)		Oronsky (2)
Beneficial Ownership	9,657,658		9,643,950		9,643,950
Percentage of Class	21.4	% (4)	21.4	% (3)	21.4	% (3)
Sole Voting Power	13,708	(5)	0		0
Shared Voting Power	9,643,950		9,643,950		9,643,950
Sole Dispositive Power	13,708	(5)	0		0
Shared Dispositive Power	9,643,950		9,643,950		9,643,950

(1)	IMP IX is the general partner of IWP IX.
(2)

Kliman and Oronsky are Managing Directors of IMP IX. Nasr is a Venture Member of IMP IX. The Managing Directors and Venture Member of IMP IX share voting and investment control over shares held by IWP IX. Beneficial ownership is expressly disclaimed, except to the extent of their pecuniary interest.

(3)	Based on 40,857,012 shares of Common Stock outstanding as of August 2, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on August 14, 2019, plus the Note Conversion Shares.
(4)

Based on 40,857,012 shares of Common Stock outstanding as of August 2, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on August 14, 2019, plus the Note Conversion Shares and the Kliman Option (as defined below).

(5)	Consists of an option to purchase 13,708 shares of Common Stock that is held by Kliman and immediately exercisable as of the date hereof (the “Kliman Option”).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth above in Item 4 is hereby incorporated by reference in response to this Item 6.

Item 7. Material to be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

Exhibit Number	Exhibit Name

1	Agreement regarding the filing of joint Schedule 13D

2	Note Purchase Agreement, dated February 28, 2019, by and among the Issuer and the Note Investors named therein (incorporated by reference to the Issuer’s Annual Report on Form 10-K filed on March 20, 2019 (Commission File No. 001-38238))

3	Convertible Promissory Note, dated February 28, 2019, by and between the Issuer and InterWest Partners IX, LP (incorporated by reference to the Issuer’s Annual Report on Form 10-K filed on March 20, 2019 (Commission File No. 001-38238))

4	Agreement and Plan of Merger and Reorganization, dated as of March 15, 2019, by and among the Issuer, Radiant Merger Sub Ltd. and Venus Concept Ltd. (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on March 15, 2019 (Commission File No. 001-38238))

5	Press release dated August 14, 2019 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on August 14, 2019 (Commission File No. 001-38238))

6	Amendment to Unsecured Subordinated Convertible Promissory Notes, dated August 20, 2019, by and among the Issuer, Fred Moll and InterWest Partners IX, LP (incorporated by reference to the Issuer’s Registration Statement on Form S-4, as amended, filed on August 23, 2019 (Commission File No. 333-232000))

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2019

INTERWEST PARTNERS IX, LP
By: InterWest Management Partners IX, LLC, its General Partner

By:	/s/ Gilbert H. Kliman by Karen A. Wilson, Power of Attorney
Managing Director

INTERWEST MANAGEMENT PARTNERS IX, LLC

By:	/s/ Gilbert H. Kliman by Karen A. Wilson, Power of Attorney
Managing Director

By:	/s/ Gilbert H. Kliman by Karen A. Wilson, Power of Attorney
Name:	Gilbert H. Kliman

By:	/s/ Khaled A. Nasr
Name:	Khaled A. Nasr

By:	/s/ Arnold L. Oronsky by Karen A. Wilson, Power of Attorney
Name:	Arnold L. Oronsky